

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2017

Via E-mail
Bruce D. Hansen
Chief Executive Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

> **Re: General Moly, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2016**
> **File No. 333-215249**

Dear Mr. Hansen:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. When providing your analysis in response to this question, please address:

- the number of offered shares relative to the number of outstanding shares held by non-affiliates before the November 24, 2015 transaction; and

- AMER's rights to nominate members of the board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Charles D. Maguire, Esq.
       Bryan Cave LLP